

June 24, 2015

César Alienta Izuel
Chief Executive Officer
Telefónica, S.A.
Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain

> **Re:** **Telefónica, S.A**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-09531**

Dear Mr. Izuel:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 76

D. Trend Information, page 95

1.   We note that your consolidated revenues have declined each year from 2010 through 2014. We also note a general downward trend in several of your other financial statement line items (operating income, profit for the year and net cash from operating activities). Although you discuss the effect that foreign exchange rates have had on your operating results and financial condition in recent years (e.g. 2013 vs. 2014), you should expand your discussion to address any long term adverse trends and the specific steps management is taking to reverse the declines. For example, we note a Reuters article from October 3, 2014 which indicates that the company lost mobile clients in its Spanish home market in July 2014 for the 39th straight month but seems to be focusing on growing its number of optical fiber customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at 202-551-3794 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney Advisor at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Consuelo Barbé Capdevila
Directora de Mercado de Valores y Gobierno Corporativo

Michael Willisch, Esq.
Davis Polk